December 2, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3561

Re:       Innotrac Corporation – File No. 0-23741
Response to Staff Comments on Form 10-K for the fiscal year ended December 31, 2010

Ladies and Gentlemen,

On behalf of Innotrac Corporation, a Georgia Corporation (the “Company”, “we” or “our”), enclosed herewith are our responses to the Staff’s comments to our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which comments were set forth in the Staff’s letter dated November 22, 2011 (the “Comment Letter”) to Mr. Scott Dorfman, Chairman and Chief Executive Officer of the Company.

For ease of reference, the Company’s responses are set forth below the full text of the correlative Staff comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Cover Page of Form 10-K

General

1.   We note that you list Series A Participating Cumulative Preferred Stock Purchase rights as registered pursuant to Section 12(b) of the Exchange Act.  However it appears that these rights were registered pursuant to Section 12(g), not Section 12(b), of the Exchange Act and you filed a Form 15-12-G pertaining to these securities on August 21, 2008.  Please remove such securities from the cover page of your annual report, or advise.

The Company supplementally advises the Staff that the Company should have deleted the reference to the Series A Participating Cumulative Preferred Stock Purchase rights when the Shareholder Rights Plan pursuant to which they were issued expired without renewal in 2008.  Accordingly, on our future annual reports we will remove the reference to these securities.

Atlanta
Corporate Offices
6465 East Johns Crossing
Johns Creek, GA 30097
phone 678.584.4000
fax 678.475.5840

Atlanta
2200 Cedars Road
Suite 2200
Lawrenceville, GA 30043
phone 678.584.4000
fax 678.475.5840

Chicago
605 Crossroads Pkwy
Bolingbrook, IL  60440
phone 630.771.6000
fax 630.771.6001

Chicago
1180 W. Remington Blvd
Romeoville, IL 60446
phone 630.775.9001
fax 630.775.9006

Cincinnati
1226 Aviation Blvd
Hebron, KY  41048
phone 859.488.4000
fax 859.488.4048

Cincinnati
2305 Litton Ln
Hebron, KY  41048
phone 859.586.3961
fax 859.586.3985

Columbus
3357 Southpark Pl
Suite H
Grove City, OH 43123
phone 614.324.6900
fax 614.324.6901

Pueblo
5 William White Blvd
Pueblo, CO  81001
phone 719.948.1900
fax 719.948.3166

Reno
4910 Longley Ln
Suite 101
Reno, NV  89502
phone 775.332.5700
fax 775.332.5715

www.innotrac.com

Management’s Discussion & Analysis of Financial Condition and Results of Operations, page 13

Liquidity and Capital Resources, page 18

2.           We note your disclosure on page 20 regarding changes to terms of your credit facility.  In future filings, please disclose the applicable annual capital expenditure limit, minimum excess availability limit and monthly and cumulative loss limits applicable to you and how close you are to exceeding such limits, with a view towards informing investors whether cash will be available to you under this facility.  Considering that you only have $4.7 million available to borrow under the Credit Facility as of September 30, 2011, please also explain the factors that have caused a reduction in the amount available for borrowing under the credit facility and whether you expect this trend to continue.  In this regard, we note that you expect to finance your operations and capital expenditures primarily from cash from operations and this credit facility.  Refer to Item 303(a)(1) of Regulation S-K.

The Company supplementally advises the Staff that future disclosures in both the Financing Obligations footnote of the financial statements and the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Result of Operations will include these additional disclosures addressing  the applicable annual capital expenditure limit, the minimum excess availability limit,  applicable monthly and cumulative loss limits, and an explanation of why our availability to borrow fluctuates from quarter to quarter, all in substantially the following form:

“The financial covenants include i) an annual capital expenditure limit of $3.5 million which can be increased in any year by the amount by which the prior year’s capital expenditures were less than $3.5 million, ii) a minimum excess availability limit of $3.5 million, and iii) minimum monthly and cumulative annual loss limits for periods after September 30, 2011 as follows:

Covenant	October 1, 2011 to December 31, 2011	January 1, 2012 to March 31, 2012	Periods After March 31, 2012
Monthly Maximum (Loss) Profit	$10,000	($1,706,000)	To be determined
Maximum Cumulative Year to Date (Loss) at End of Period	($382,000)	($797,000)	To be determined

The terms of the Credit Facility provide that the amount borrowed and outstanding at any time combined with certain reserves for rental payments, letters of credit outstanding and general reserves be subtracted from the Credit Facility limit or the value of the total collateral to arrive at an amount of unused availability to borrow.  The amount available to borrow under the Credit Facility will increase and decrease  mainly as a result of changes in the value of accounts receivable and inventory caused by variations in revenue or the timing of collection of accounts receivable.  Our availability to borrow under the Credit Facility will change from quarter to quarter in response to  the increased volume we typically experience at the end of the calendar year due to December holidays and during other times when certain customers business increases or decreases due to consumer use of their products.”

Additionally, the Company supplementally advises the Staff that future disclosures in the “Liquidity and Capital Resources” section of Management’s Discussion and Analysis of Financial Condition and Result of Operations will include additional disclosures to disclose how close we project to be to our financial covenants and the resulting availability of borrowing from the Credit Facility. Presented below are those disclosures as they would have been presented in the third Quarter Form 10-Q filed on October 14th.

 “…Although the maximum borrowing limit was $15.0 million at September 30, 2011, the Credit Facility limits borrowings to a specified percentage of eligible accounts receivable and inventory, together “Eligible Collateral”, which totaled $8.8 million at September 30, 2011. …”

“… Seasonality of our revenues causes our accounts receivable and, therefore, our Eligible Collateral to be higher at the end of the calendar year.  Additionally, as discussed immediately below, the conversion of inventory to cash in the second quarter of 2011 under an inventory buyback agreement with a customer lowered Eligible Collateral by an additional $2.9 million at September 31, 2011 with no loss of liquidity to the Company since cash at September 31, 2011 was $3.6 million compared to $238,000 at December 31, 2010.”

“When we completed the Second Amendment to the Credit Facility, we determined that our financial covenants could only be set with reasonable assurance through March 31, 2012 due to the then unknown results of our new business development efforts.  Accordingly, the Second Amendment provides that covenants beyond March 31, 2012 would be set after completing operations through December 31, 2011.  Based on our operating results for the nine months ended September 31, 2011 and our anticipated operating results in the fourth quarter of 2011 and the first quarter of 2012, we expect to continue to be in compliance with all financial covenants in the Credit Facility through the March 31, 2012 period, but actual seasonal volumes in the fourth quarter can vary widely from expectations which could cause actual results to differ from the forecast.  Since we also project positive cash flow from operations for the rest of 2011 and the first quarter of 2012, when we set our new financial covenants, we project the Company’s existing cash on hand, projected cash flows from operations and availability under the Credit Facility will satisfy our cash and financing needs for at least the next twelve months.”

*   *   *   *   *   *

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at the telephone number set forth below, or David Stockton at Kilpatrick Townsend & Stockton LLP, the Company’s counsel for SEC reporting matters, at (404) 815-6500, with any questions or comments you may have regarding the responses set forth herein.  In addition, please send all written correspondence relating to these matters directly to the undersigned at 6465 Johns Creek Crossing, Suite 400, Johns Creek, GA. 30097 with a copy to Mr. Stockton at 1100 Peachtree St., Suite 2800, Atlanta, GA  30309-4530.

Sincerely,

George M. Hare
CFO - Innotrac Corporation
(T) 678-584-4020
(F) 678-584-8950
(e) ghare@innotrac.com

Copies to:	Mr. Scott D. Dorfman; CEO and Chairman Innotrac Corporation
Mr. David Stockton; Kilpatrick Townsend & Stockton LLP